Filed pursuant to Rule 433

Registration No. 333-237909

August 20, 2020

Southern National Bancorp of Virginia

$60,000,000

5.40% Fixed-to-Floating Rate Subordinated Notes due 2030

Term Sheet

Issuer:	Southern National Bancorp of Virginia (the “Company”)

Security:	5.40% Fixed-to-Fixed Rate Subordinated Notes due 2030 (the “notes”)

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating.

Aggregate Principal Amount:	$60,000,000

Expected Ratings:	BBB- by Kroll Bond Rating Agency

Trade Date:	August 20, 2020

Settlement Date (T+3):	August 25, 2020

Reset Date:	September 1, 2025

Final Maturity Date (if not previously redeemed):	September 1, 2030

Coupon:	Subject to any redemption prior to the Maturity Date, the notes will bear interest (i) from and including the Issue Date to, but excluding, the Reset Date (the “fixed rate period”), at a rate of 5.40% per annum and (ii) from and including the Reset Date to, but excluding, the Maturity Date (the “floating rate period”) at a floating rate per annum equal to the Benchmark Rate (which is expected to be Three Month Term SOFR) (each as defined in the prospectus supplement under “Description of Subordinated Notes—Interest”) plus a spread of 531 basis points for each quarterly interest period during the floating rate period; provided, however, that if the Benchmark Rate is less than zero, the Benchmark Rate shall be determined to be zero.

Interest Payment Dates:	Fixed rate period: March 1 and September 1 of each year, commencing on March 1, 2021. Floating rate period: March 1, June 1, September 1 and December 1 of each year, commencing on December 1, 2025.

Record Dates:	The 15th calendar day immediately preceding the applicable interest payment date.

Day Count Convention:	Fixed rate period: 30/360 Floating rate period: 360-day year and the number of days actually elapsed.

Optional Redemption:

The Company may, at its option, beginning with the interest payment date of September 1, 2025, and on any interest payment date thereafter, redeem the notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption.

Special Redemption:	The Company may redeem the notes at any time prior to the Maturity Date, including prior to September 1, 2025, in whole, but not in part, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, upon the occurrence if: (i) an amendment or change or prospective amendment or change in law occurs, or an administrative or judicial action is announced or taken or there is an amendment to or change in any official position or interpretation with respect to, an administrative or judicial decision or action or a law or regulation that differs from the previously generally accepted position or interpretation, in each case that, as a result of which, in our good faith determination, there is more than an insubstantial risk that interest payable on the notes will not be deductible by the Company, in whole or in part, for United States federal income tax purposes; (ii) a subsequent event occurs that, as a result of which, there is more than an insubstantial risk that the Company would not be entitled to treat the notes as Tier 2 capital for regulatory capital purposes; or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended; in each case, at a redemption price equal to 100% of the principal amount of the notes plus any accrued and unpaid interest to, but excluding, the redemption date.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof

Listing and Trading Markets:	The Company does not intend to list the notes on any securities exchange or to have the Notes quoted on a quotation system. Currently there is no public market for the Notes and there can be no assurances that any public market for the Notes will develop.

Underwriters’ Discount:	1.75% for notes sold to institutional investors. 3.00% for notes sold to retail investors.

Use of Proceeds:	The Company intends to use the net proceeds from this offering for general corporate purposes, which may include working capital, repaying indebtedness, providing capital to support the growth of Sonabank and the Company’s business and investments in Sonabank as regulatory capital.

Price to Public:	100%

CUSIP/ISIN:	843395 AB0 / US843395AB03

Book-Running Managers:	Janney Montgomery Scott LLC
Piper Sandler & Co

Co-Managers:	Stephens Inc.

The Company has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Janney Montgomery Scott LLC at (404) 601-7200.

Capitalized terms used but not defined in this Pricing Term Sheet have the meanings given to them in the Preliminary Prospectus Supplement. This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein.